Exhibit 2.1
Onex Corporation
161 Bay Street
Toronto, Ontario M5J 2S1
Canada
August 14, 2010
Board of Directors
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223
Gentlemen:
     We are writing to set forth our proposal for a transaction in which a newly formed affiliate of Onex Corporation would acquire all of the outstanding shares of common stock, no par value, of Res-Care, Inc. (the “Company”) not owned by our affiliates for a price of $12.60 per share (the “Transaction”). Our proposal is subject to the approval of the Board of Directors of the Company, participation in the investment by key members of the Company’s management, the negotiation, execution and delivery of a mutually satisfactory definitive agreement providing for the Transaction and the satisfaction of the conditions to be set forth therein.
     The definitive agreement for the Transaction would provide for a “go-shop” period of 30 days during which the Company could solicit alternative offers, and a termination fee equal to 3% of the fully-diluted equity of the Company valued at the higher of our offer price or the price to be paid in an alternative transaction, which would be payable by the Company if the Board of Directors chose to support an alternative transaction and under other customary circumstances. We contemplate a financing structure with debt not exceeding 3.5x EBITDA upon consummation of the Transaction and that the definitive agreement for the Transaction would not be subject to a financing condition.
     We look forward to working with you and your advisors with a view to achieving a definitive agreement as soon as practicable. This proposal will expire if a definitive agreement for the Transaction is not entered into on or before September 1, 2010.
Very truly yours,
Onex Corporation

/s/ Andrea E. Daly